UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Twitter, Inc.

(Name of Issuer)

Common Stock, $0.000005 par value

(Title of Class of Securities)

90184L102

(CUSIP Number)

October 6, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 90184L102

1		NAMES OF REPORTING PERSONS

HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

34,948,975

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

34,948,975

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,948,975

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

5.17%

12		TYPE OF REPORTING PERSON

IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 90184L102

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

Twitter, Inc. (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1355 Market Street
Suite 900
San Francisco, CA 94103

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud ("HRH"), an individual.

HRH beneficially owns an aggregate of 34,948,975 shares of common stock, par value $0.000005 per share (the "Common Stock") of the Issuer.  HRH owns directly 14,914,450 shares of Common Stock and indirectly under a revocable trust 15,185,628 shares of Common Stock.  Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia ("KHC"), owns directly 1,811,771 shares of Common Stock and indirectly 3,037,126 shares of Common Stock through its wholly-owned direct subsidiary Kingdom 5-KR-228, Ltd., a Cayman Islands company ("KR-228"), and its indirectly wholly-owned subsidiary Kingdom 5-KR-229, Ltd., a Cayman Islands company ("KR-229").  HRH is the majority shareholder of KHC.

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-228 and KR-229.  Accordingly, for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can control the disposition and voting of the shares of Common Stock held by KHC, KR-228 and KR-229.

(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This filing relates to the shares of Common Stock of the Issuer.

(e)	CUSIP Number:

90184L102.

CUSIP NO. 90184L102

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of October 6, 2015, HRH beneficially owns in the aggregate 34,948,975 shares of Common Stock.

(a) Amount Beneficially Owned:

34,948,975

(b) Percent of class:1/

5.17%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:

34,948,975

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

34,948,975

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

1/	Based on 676,304,418 shares of Common Stock outstanding, as disclosed in the Issuer's Form 10-Q for the quarterly period ended June 30, 2015.

CUSIP NO. 90184L102

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: October 6, 2015
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud